



12061894

UN[ITED STATES]
SECURITIES AN[D EXCHANGE COMMISSION]
Washington, D.C. 20549

RECEIVED
2012 JUL -2 PM
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A-002881-L~~ 14088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Jones (414) 665-7225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 100 E. Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 02 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public My commission expires May 13, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC (a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company) (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has extensive transactions with its parent and affiliates as disclosed in Note 5 to the statement of financial condition. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 100 E. Wisconsin Ave., Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 8,071,542
Due from clearing broker	17,824,283
Deposit with clearing organizations	120,016
Investment securities, at fair value (see Note 3)	62,587,206
Deferred distribution costs (see Note 4)	5,001,175
Prepaid licensing fees	3,496,049
Due from affiliates, net (see Note 5)	2,864,329
Accounts receivable and other assets	5,561,896
Total assets	$ 105,526,496
Liabilities and Member's Equity	
Commissions payable	$ 10,267,943
Due to Member, net (see Note 5)	2,220,651
Compensation and benefits payable	2,636,818
Accrued expenses and other liabilities	157,938
Total liabilities	15,283,350
Member's equity	90,243,146
Total liabilities and Member's equity	$ 105,526,496

The accompanying notes are an integral part of this financial statement.

1. Organization

The accompanying statement of financial condition relates to Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS"). NMIS is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, investment advisory services and other investment products to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks or investments in money market mutual funds.

Investment Securities, at Fair Value
Investment securities primarily relate to holdings in Auction Rate Securities ("ARS"). Investment securities also result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

Revolving Credit Loan
In conjunction with the purchase of ARS in 2008, as more fully described in Note 3, NMIS entered into a revolving credit loan agreement, as amended in 2010, with an unrelated financial institution whereby NMIS is entitled to borrow an amount up to 80% of the face value of ARS holdings. The revolving credit loan is available through September 15, 2012 and currently bears interest at the federal funds rate plus 1.65%. The revolving credit loan is subject to general loan covenants including the requirement that NMIS maintain excess net capital of at least $10 million. Excess net capital at December 31, 2011 was $57,626,003. The loan is collateralized with ARS owned by NMIS and is guaranteed by NML. Interest expense is accrued when incurred. At December 31, 2011, the Company had no borrowings on the revolving credit loan.

Fair Value of Financial Instruments
The carrying value of financial instruments, which include cash and cash equivalents, receivables and payables approximate their fair value due to the short-term maturities of these assets and liabilities.

3. Investment Securities, at Fair Value

Due to liquidity issues in the ARS market, NMIS extended an offer to NMIS and Northwestern Mutual Wealth Management Company ("NMWMC") clients, to purchase at face value ARS held in their accounts as of September 15, 2008. NMWMC is a limited purpose federal savings bank and a wholly-owned subsidiary of NML and a related party (See Note 5). The ARS are currently not trading in an active market and are valued using the Company's best estimate of fair value using a discounted cash flow model. The discounted cash flow model considers liquidity, the probability of default, the probability of call/auction, the estimated maturity date and the credit quality of the issuer when determining estimated fair value.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on at least one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based in their entirety on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's investment in securities is the only asset or liability measured at fair value on the statement of financial condition at December 31, 2011. The table below presents the fair value measurement categories utilized by the Company for its investment in securities.

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
ARS - bonds	$ -	$ -	$ 2,375,965	$ 2,375,965
ARS - preferred stock	-	-	60,205,348	60,205,348
Other	5,893	-	-	5,893
Total Assets	$ 5,893	$ -	$ 62,581,313	$ 62,587,206

The table below presents additional information about investment securities measured at fair value on a recurring basis and for which NMIS has utilized significant unobservable (Level 3) inputs to determine fair value as of the dates indicated.

Balance at January 1, 2011	$ 74,855,632
Total net unrealized gains (losses) (1)	(674,319)
Redemptions	(11,600,000)
Balance at December 31, 2011	$ 62,581,313

(1) All net unrealized losses are included in the statement of operations and net unrealized losses of $1,237,774 are related to securities held as of December 31, 2011.

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain securities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. No reclassifications occurred during the year ended December 31, 2011.

On May 12, 2011 the FASB issued Accounting Standards Update No. 2011-04 ("ASU No. 2011-04") modifying ASC 820. Specifically, the ASU requires reporting entities to: i) disclose the amounts of any transfers between Level 1 and Level 2, and the reasons for the transfers; ii) disclose for Level 3 fair value measurements: a) quantitative information about significant unobservable inputs used; b) a description of the valuation processes used by the reporting entity and; c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU No. 2011-04 is for interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact of these amendments to the Company's financial statements.

4. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2011, deferred distribution costs reported in the statement of financial condition included $14,934,256 of deferred lump-sum payments, which were reported net of accumulated amortization of $8,604,546 and a valuation allowance of $1,328,535. The recoverability of the remaining net deferred distribution costs is supported by anticipated future revenues.

5. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services on behalf of NMIS. The unpaid balance due to NML for these services was $6,111,115 at December 31, 2011 and is reported as due to Member in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. NMIS employees are also allowed to

participate in various retirement plans sponsored by NML including the Northwestern Mutual Employee Retirement Plan, Northwestern Mutual Healthcare Benefits Plan for Retirees and the Northwestern Mutual Employee Savings Plan. The unpaid balance due to NML for these benefits was $544,295 at December 31, 2011 and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Also pursuant to the terms of the agreement, NMIS provides underwriting and distribution services related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $3,068,092 at December 31, 2011 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS provides NML's independent insurance agents access to the investment products and services offered by the Company. Access is provided only to insurance agents that meet NMIS' registration standards and criteria to be registered representatives with NMIS. The unpaid balance due to NMIS under this agreement was $1,366,667 at December 31, 2011 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of a master services agreement with NMWMC, NMIS provides compliance and supervision, research and development, marketing and sales assistance, financial and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. NMIS also provides client solicitation and referral services to NMWMC under the terms of a client procurement agreement with NMWMC. The unpaid balance due to NMIS related to these services was $667,413 at December 31, 2011, and is reported as due from affiliates in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $610,324 at December 31, 2011, and is reported as due from affiliates in the statement of financial condition.

Under the terms of two separate service agreements with NMIS, NMWMC provides NMIS with research and investment advice. The unpaid balance due to NMWMC related to these services was $214,482 at December 31, 2011, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $313,940 at December 31, 2011, and is reported as due from affiliates in the statement of financial condition.

Under the terms of a dual employee cost sharing agreement with NMWMC, certain employees provide investment trading services to NMWMC client accounts for which there is no NMWMC wealth management advisor assigned. The unpaid balance due to NMIS related to these services was $3,000 at December 31, 2011, and is reported as due from affiliates in the statement of financial condition.

Frank Russell Company ("Russell"), a majority-owned subsidiary of NML, pays mutual fund distribution fees to NMIS. The unpaid balance due from Russell for mutual fund distribution fees was $1,484,134 at December 31, 2011, and is reported as due from affiliates in the statement of financial condition.

6. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

During the year ended December 31, 2011, NMIS utilized taxable loss carryforwards of $24,403,728. At December 31, 2011, the Company had remaining taxable losses of $12,344,372, $63,146,403, $92,871,022, $23,833,905, $22,562,123 and $21,472,244 originating in 2004, 2005, 2006, 2007, 2008 and 2009, respectively, which are available for carryforward to future tax years and will expire in 2024, 2025, 2026, 2027, 2028 and 2029, respectively. These tax loss carryforwards give rise to a deferred tax asset, before valuation allowance, of $82,680,524 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2011 were as follows.

Deferred tax assets:	
Tax loss carryforwards	$ 82,680,524
Investment securities	2,185,954
Employee benefit liabilities	190,060
Other liabilities	-
Gross deferred tax assets	85,056,538
Deferred tax liabilities:	
Deferred transition costs	(1,750,411)
Net deferred tax assets	$ 83,306,127

At December 31, 2011, a valuation allowance of $83,306,127 has been established for the Company's net deferred tax assets due to uncertainty regarding their ultimate realization.

The Company has no known uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2011.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2011, the Company had net capital of $57,876,003, which exceeded the minimum requirement of $250,000 by $57,626,003.

8. Contingencies

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement through February 29, 2016 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2011.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a liability would be recorded. No such liabilities were recorded by the Company at December 31, 2011.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2011.

9. Subsequent Events

The Company has evaluated events subsequent to December 31, 2011 through February 27, 2012, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2011 that requires disclosure or adjustment to the financial statement at that date.